Exhibit 16.1

August 13, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were appointed principal accountants for flexSCAN, Inc. (the “Company”) on August 30, 2006. Under the date of October 27, 2006, we reported on the financial statements of the Company as of and for the year ended June 30, 2006. On July 17, 2007, we were dismissed.

We have read the statements included under Item 4.01 of the Company’s Form 8-K dated August 3, 2007, and we agree with the statements made in the second and third paragraphs, except that our report dated October 27, 2006, was modified due to a going concern uncertainty.

Very truly yours,

/s/ Cacciamatta Accountancy Corporation